UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

Ultralife Corporation
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Jerald A. Trannel
407 S. Third Street
Suite 230
Geneva, IL 60134
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    518,616 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.0%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
PF
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power: 171,827
Number of       Sole Voting Power: 4,452,283 (as manager
Shares          and sole voting member of SUNRAY I, LLC)
Beneficially
Owned by      8 Shared Voting Power
Each            518,616
Reporting
Person        9 Sole Dispositive Power: 171,827
With            Sole Dispositive Power: 4,452,283 (as
                Manager and sole voting member of SUNRAY
                I, LLC)

             10 Shared Dispositive Power
                518,616

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,142,726

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

29.5%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        518,616 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                518,616 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.0%

14. Type of Reporting Person (See instructions)
CO

Schedule 13D/A

CUSIP No. 903899102 Page 5 of 7 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

SUNRAY I, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,452,283 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,452,283 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,452,283

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

25.5%

14. Type of Reporting Person (See instructions)
OO

Page 6 of 7 Pages

The undersigned hereby amends its Schedule 13D as filed on June 7, 2006 relating to the Common Stock of Ultralife
Corporation (the "Stock"). Unless otherwise indicated, all Capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule
13D. Except as set forth herein, the Schedule 13D, as Previously amended, remains unchanged.

Item 2.  Identity and Background
a.  SUNRAY I, LLC

b.  The business address of SUNRAY I, LLC is 1560 Sherman
Avenue, Suite 900, Evanston, IL 60201.

c. SUNRAY I, LLC was formed to hold the Shares of Stock that has been transferred to it as described herein.

d. None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. SUNRAY I, LLC was formed under the laws of Delaware.

Item 4.  Purpose of Transaction

On December 13, 2012, Bradford T. Whitmore ("Whitmore") transferred 4,452,283 shares (the "Shares") held directly by him to SUNRAY I, LLC, a manager-managed Delaware limited liability company ("SLLC"). Whitmore is the manager and sole voting member of SLLC. As manager and sole voting member, Whitmore retains sole voting and investment control over the transferred shares. The transfer was effected to separate the Stock from other investments held by Whitmore.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Page 7 of 7 Pages

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns
518,616 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed beneficial owner of 518,616 shares of Common Stock, or 3.0% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership. As general partner of Grace, Whitmore has shared voting and dispositive power (with Grace and Spurgeon) of 518,616 shares of Common Stock, has sole dispositive power (as manager and sole voting member of SLLC) of (i) 4,452,283 shares of Common Stock, and (ii) 171,827 shares of Common
Stock as direct beneficial owner for a combined total of 29.5% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon)
518,616 Shares

Whitmore:  shared voting and dispositive power (with Grace
and Spurgeon)
518,616 Shares
sole voting and dispositive power (as direct beneficial
owner)
171,827 Shares
sole voting and dispositive power (as manager and sole
voting member of SLLC)
4,452,283

Spurgeon:  shared voting power (with Grace and Whitmore)
518,616 Shares

(c) No transactions were effected by the Filers during the past sixty days other than the transfer described herein.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e) N/A

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: December 17, 2012

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Spurgeon Corporation

By: /s/ Jerald A. Trannel
Name:  Jerald A. Trannel
Its:  Vice President

SUNRAY I, LLC

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Member